Exhibit 99.3

Questions & Answers

For ZipRealty Affiliated Sales Associates

What is happening?

Realogy Holdings Corp. (NYSE: RLGY) and ZipRealty, Inc. (NASDAQ: ZIPR) have announced that Realogy has entered into a definitive agreement to acquire ZipRealty. Realogy is acquiring ZipRealty’s brokerage operations in 23 metropolitan markets across the United States along with its innovative real estate technology platform. This transaction is expected to close in the third quarter of 2014 subject to the satisfaction of customary closing conditions, including regulatory clearance.

Who is Realogy Holdings Corp.?

Realogy Holdings Corp. (NYSE: RLGY) is a global leader in residential real estate franchising with company-owned real estate brokerage operations doing business under its franchise systems as well as relocation and title services. Realogy’s brands and business units include Better Homes and Gardens® Real Estate, CENTURY 21®, Coldwell Banker®, Coldwell Banker Commercial®, The Corcoran Group®, ERA®, Sotheby’s International Realty®, NRT LLC, Cartus and Title Resource Group. Collectively, Realogy’s franchise system members operate approximately 13,600 offices with 247,000 independent sales associates doing business in 104 countries around the world. A member of the FORTUNE 500 and one of the World’s Most Ethical Companies according to Ethisphere Institute, Realogy is headquartered in Madison, New Jersey.

Who is NRT LLC?

NRT LLC, a Realogy Holdings Corp. subsidiary, has operations in more than 40 of the 100 largest metropolitan areas in the United States. NRT is consistently ranked as one of the highest-performing brokerage operations in the US, as well as a local leader within the markets in which the company operates. With 710 sales offices, 4,700 employees and 42,600 independent sales associates, most NRT-owned operations are affiliated with Realogy’s franchise brands Coldwell Banker®, ERA® and Sotheby’s International Realty®, though NRT also operates well-respected regional and local brands such as The Corcoran Group® and Citi Habitats, as well as a robust commercial brand Coldwell Banker Commercial®.

Why did ZipRealty enter in to a definitive agreement to be acquired by Realogy?

Established in 1999, ZipRealty has grown to become one of the most respected and progressive companies in the residential real estate industry. Our technological infrastructure, a commitment to an exceptional start-to-finish client experience, and technological proficiency and the professionalism of our affiliated sales associates have propelled ZipRealty to a level of success that is recognized industry-wide. By joining forces with Realogy, the global leader in real estate, ZipRealty affiliated sales associates are positioned for even greater success in the future.

What will happen to ZipRealty?

Currently ZipRealty owns and operates brokerages in 23 major U.S. metropolitan markets. In 17 of those markets where NRT also operates Coldwell Banker-branded real estate brokerage companies, the current ZipRealty operations will integrate into NRT’s existing Coldwell Banker-branded operations. This includes our owned operations in Orlando, Baltimore, Washington DC, Boston (Northwest and Southeast), Chicago, Dallas/Fort Worth, Phoenix, Denver, Sacramento, Silicon Valley, San Francisco, Los Angeles (San Fernando and San Gabriel), Orange County and San Diego.

The ZipRealty owned and operated brokerages in 6 major markets where NRT does not currently operate under the Coldwell Banker brand will remain in place and remain ZipRealty branded as they are today, though they will be operating as NRT companies. This includes the owned ZipRealty operations in Seattle, Portland, Las Vegas, Austin, Houston, and Richmond.

NRT LLC is very familiar with the ZipRealty business model, technology, and support platforms because four NRT-owned companies are already part of the Powered by ZipRealty network.

Lanny Baker will continue as CEO of ZipRealty. He will report to Alex Perriello, President and CEO of the Realogy Franchise Group.

Where will the ZipRealty headquarters be located?

Realogy intends to maintain ZipRealty’s existing headquarters in its current Emeryville, CA location, using its research and development team for the continued development of the ZipRealty technology platform as well as for new applications across Realogy’s other business segments.

How will this acquisition help my business?

NRT is focused on and committed to providing affiliated sales associates with access to the best and most comprehensive brokerage support systems and services of any real estate firm in America. Realogy’s acquisition of ZipRealty and the integration of ZipRealty’s owned operations into the NRT family of companies demonstrate the value Realogy sees in the ZipRealty technology, business model and your role in its success. NRT’s significant Coldwell Banker-branded network, geographic footprint and industry leading agent support infrastructure will increase the level of brokerage support you receive. By combining the capabilities and strength of the nation’s leading real estate brokerage with ZipRealty’s core competency in internet real estate lead generation, you will be better positioned to grow your business and serve your customers

What will happen to the ZipRealty district offices?

In the coming months, NRT will integrate current ZipRealty offices into existing NRT-owned Coldwell Banker branded sales and support centers in the same market. The NRT management team, including your District Manager, will work with you to find the local office most suited to your geographic location and business goals. This will provide you with more office location choices convenient to you, strong local management support, and expanded local market identity. This will also provide our employees with greater opportunities to grow their careers across Realogy’s family of companies. The depth of additional NRT markets will ultimately allow for the expansion of the ZipRealty technology platform into NRT’s additional Coldwell Banker-branded companies.

How will I get my commission checks on new and pending sales?

For now you will continue to receive your commission disbursements as you always have.

Will our listing and buyer representation agreements change?

At a future point in time after the close of acquisition, you will be provided with Coldwell Banker Residential Brokerage’s Exclusive Right to Sell Agreement and Exclusive Right to Represent Buyer Agreement.

Will I need to sign a new Independent Contractor Agreement?

Because the ZipRealty brokerage will become a Coldwell Banker branded entity, a new Independent Contractor Agreement is required. We will work with you on this process at the appropriate time (after close of the acquisition). For now, nothing needs to happen with your current independent contractor agreement.

Will there be a change in my commission split?

There are no plans to change existing ZipRealty affiliated agent commission splits.

Will I continue to receive leads in the quantity, quality and manner as in the past?

As an NRT affiliated ZipRealty sales associate, you will continue to receive client leads and online marketing support, just as you have previously.

What will happen to the ZipRealty website?

ZipRealty.com will remain a leading website for customers to discover homes and connect with real estate professionals. We expect to maintain and grow ZipRealty.com to serve more markets and more customers.

Will I continue to have access to ZAP?

As an NRT-affiliated ZipRealty sales associate, you will continue to have access to the powerful ZAP platform just as you have previously.

Will there be a public announcement about this agreement?

Yes. A news release has been distributed to regional and national media outlets.

Where can I get more information?

Your District Manager will continue to be your immediate point of contact.

Over the next 60 days we will continue to operate our brokerage with the same level of professionalism and focused execution as we always have. Our district management will continue their focus on recruiting, training, supporting and recognizing ZipRealty affiliated agents. Our technology team will continue to pursue aggressive lead generation, ZAP development and consumer facing web and mobile development. We are excited about the future and through this acquisition are positioning you to benefit from ZipRealty core competencies and the strength of Realogy, NRT, and the Coldwell Banker brand.

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